OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-29827

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Worth Financial Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16660 Dallas Parkway, Suite 2200
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lisa L. Gesin	469-916-4287	lgesin@worthfinancialgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa L. Gesin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Worth Financial Group, Inc., as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Keri M. Johnson

KERI M. JOHNSON
My Notary ID # 130721030
Expires January 27, 2025
NOTARY PUBLIC STATE OF TEXAS

Signature: Lisa L. Gesin

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Worth Financial Group Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Worth Financial Group Inc. as of June 30, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Worth Financial Group Inc. as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Worth Financial Group Inc.'s management. Our responsibility is to express an opinion on Worth Financial Group Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Worth Financial Group Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Worth Financial Group Inc.'s financial statements. The supplemental information is the responsibility of Worth Financial Group Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Worth Financial Group Inc.'s auditor since 2001.

Celeste, Texas
August 4, 2022

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

WORTH FINANCIAL GROUP INC.
Statement of Financial Condition
June 30, 2022

ASSETS	
Cash	$ 24,460
Commissions receivable	24,607
Clearing deposit	15,388
Property and equipment, net	1,541
Right-of-use asset	28,374
TOTAL ASSETS	$ 94,370
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 610
Accrued compensation	20,870
Lease liability	28,374
Total Liabilities	49,854
Stockholder's Equity	
Preferred stock, $100 par value, 500,000 shares authorized, no shares issued and outstanding	-
Common stock, $.01 par value, 9,500,000 shares authorized, 300,000 shares issued and outstanding	3,000
Additional paid-in capital	52,500
Accumulated deficit	(10,984)
TOTAL STOCKHOLDER'S EQUITY	44,516
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 94,370

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Income
Year Ended June 30, 2022

Revenue	
Securities commissions	$ 117,636
Mutual fund commissions	526,491
Insurance commissions	90,536
Investment advisory fees	8,143
Other revenue	23,935
TOTAL REVENUE	766,741
Expenses	
Compensation and related costs	581,754
Clearing charges	37,205
Professional fees	67,113
Occupancy and equipment	20,377
Regulatory fees	15,893
Communications	20,711
Insurance	26,924
Other expenses	13,437
TOTAL EXPENSES	783,414
NET LOSS	$ (16,673)

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2022

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balances at June 30, 2021	300,000	$ 3,000	$ 52,500	$ 5,689	$ 61,189
Net loss	-	-	-	(16,673)	(16,673)
Balances at June 30, 2022	300,000	$ 3,000	$ 52,500	$ (10,984)	$ 44,516

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Cash Flows
Year Ended June 30, 2022

Cash flows from operating activities:	
Net loss	$ (16,673)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	761
Changes in assets and liabilities	
Decrease in commissions receivable	10,603
Increase in clearing deposit	(5)
Decrease in right-of-use asset	16,950
Decrease in accounts payable	(366)
Decrease in accrued compensation	(14,423)
Decrease in lease liability	(16,950)
Net cash used in operating activities	(20,103)
Cash flows from investing activities:	
Disposal of property and equipment	3,398
Net change in cash	(16,705)
Cash at beginning of year	41,165
Cash at end of year	$ 24,460

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes - federal	$ -
Income taxes - state	$ -

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Worth Financial Group Inc. (the Company) was organized in March 1983 as a Texas corporation. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also a registered investment advisor with the state of Texas.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company's operations consist primarily of providing securities brokerage, insurance brokerage, and investment advisory services to individuals located in the state of Texas.

Significant Accounting Policies:

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all the Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method and declining balance method over estimated useful lives of five to seven years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include commission on, interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

Insurance and Mutual Fund Commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Company may receive distribution fees and variable annuity fees paid by the funds and insurance companies up front, over time, upon the investor’s exit from the fund and annuity contracts (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity contract funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Company’s influence, the Company does not believe it can overcome this constraint until the market value of the funds and annuity contracts and the investor activities are known, which are either monthly or quarterly. Distribution and annuity contract fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer’s assets under management. Fees are received monthly in arears. Fees are recognized as revenue monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Leases

The Company leases office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The office space lease is included in operating lease right-of-use (ROU) asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying asset for the lease term, and lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

The office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The office lease agreement does not contain any material residual value guarantees.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

Income Taxes

As of June 30, 2022, open Federal tax years subject to examination include the tax years ended June 30, 2019, through June 30, 2021.

The Company is also subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The Company has a clearing agreement with a national clearing broker/dealer to provide clearing, execution and other related services. The agreement requires the Company to maintain a minimum of $15,000 in an account with the clearing broker-dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2022, the Company had net capital of $38,976 which was $33,976 in excess of its required net capital of $5,000. The Company's net capital ratio was .55 to 1.

Note 4 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 11,388
Computer equipment	2,509
	13,897
Accumulated depreciation	(12,356)
	$ 1,541

Depreciation expense for the year totaled $716.

Note 5 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current federal income taxes. The Company has a net operating loss carryforward of approximately $52,000 available to offset future taxable income, which can be carried forward indefinitely. The net operating loss carryforward creates a deferred tax asset of approximately $11,000; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - Commitments and Contingencies

Office Lease

The Company leases office space under a noncancelable operating lease through January 2024. The following summarizes the line items in the statement of financial condition which include amounts for the office space lease as of June 30, 2022:

Operating Lease	
Right-of-use-asset	$ 28,374
Lease liability	$ 28,374

The discount rate used on the operating lease was 4.25%.

The maturities of the lease liability as of June 30, 2022, were as follows:

Year Ending June 30:	
2023	$ 18,326
2024	12,404
Thereafter	-
Total lease payments	30,730
Less: interest	(2,356)
Present value of lease liability	$ 28,374

Operating lease expense totaled $19,487 for the year ended June 30, 2022, and is reflected in the accompany statement of income as occupancy and equipment.

Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

Note 7 - Concentration of Credit Risk and Revenue

The Company has commissions receivable due from and a clearing deposit held at its clearing broker/dealer totaling $24,071 or approximately 26% of its total assets.

One of the Company’s registered representatives generated approximately 32% of the Company’s total revenue and accounted for approximately 42% of the Company’s compensation and related costs for the year ended June 30, 2022.

Note 8 - Related Party Transactions/Commitment

The Company has entered into a consulting agreement (Agreement) with the president and sole shareholder (Shareholder). The Agreement requires the Shareholder to advise the Company on corporate matters and day-to-day operations for a term of five years expiring December 31, 2025. Fees payable under this Agreement include: 1) consulting fees not to exceed $300,000 per year, plus 2) commissions generated by the Shareholder and overrides. Fees are paid monthly, totaled $100,532 for the year ended June 30, 2022, and are reflected in the accompanying statement of income as compensation and related costs. The Agreement was not consummated on terms equivalent to arm's length transactions.

Note 9 - Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries accounts of the Company's customers and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 10 – Subsequent Events

Management has evaluated subsequent events subsequent to June 30, 2022, and through August 4, 2022, which is the date that the financial statements were available for issuance. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of June 30, 2022.

Schedule I

WORTH FINANCIAL GROUP INC.
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2022

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 44,516
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	3,691
Property and equipment, net	1,541
Total deductions and/or charges	5,232
Net capital before haircuts on securities positions	39,284
Haircuts on securities:	
Cash equivalents - clearing deposit	308
Net Capital	$ 38,976
Aggregate indebtedness	
Accounts payable	$ 610
Accrued compensation	20,870
Total aggregate indebtedness	$ 21,480
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 33,976
Ratio of aggregate indebtedness to net capital	0.55 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3- as of June 30, 2022 as filed by Worth Financial Group Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Company does not hold customer funds or securities. The Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Worth Financial Group Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Worth Financial Group Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Worth Financial Group Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) and (2) Worth Financial Group Inc. stated that Worth Financial Group Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Worth Financial Group Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Worth Financial Group Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 4, 2022

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

WORTH FINANCIAL GROUP
INC.
EST. 1983

16660 Dallas Pkwy, Ste. 2200
Dallas, Texas 75248
(469) 916-4287 Fax (469) 916-3916

LISA L. GESIN
President
lgesin@worthfinancialgroup.com

Exemption Report

Worth Financial Group Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Worth Financial Group, Inc.

I, Lisa Gesin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Lisa L. Gesin
Lisa Gesin
President
July 1, 2022